EXHIBIT 99.1

 GOLD STANDARD PHASE 2 2015 DRILLING EXTENDS MULTIPLE OXIDE GOLD ZONES AT THE PINION DEPOSIT, CARLIN TREND NEVADA

Results include intercepts of 24.4m of 0.81g Au/t and 51.8m of 0.82 g Au/t

January 25, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) is pleased to announce assay results of 15 reverse-circulation (RC) holes from the 2015 Pinion Phase 2 drilling program at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Fourteen of these holes returned significant intercepts with gold values above the cut-off grade of 0.14 g Au/t (grams of gold per tonne) including five intercepts grading above one gram per tonne. Results are consistent with Pinion resource grades and thicknesses and should therefore contribute additional ounces to a new resource estimate.  (See September 14, 2014 news release for details of the existing resource estimate and cut-off grade.)

Phase 2 drilling at Pinion was designed to test five oxide resource expansion targets including: an offset of 24.4 m of 1.38 g Au/t in PIN15-02 (see news release dated July 28, 2015); high potential targets along the highly prospective South Fault Zone, and; the new Sentinel Contact target which is approximately 100m west of the Pinion Far North Zone. Phase 2 totaled 6,067m of RC drilling in 15 holes (click the following link for Pinion Phase 2 drill hole map: http://goldstandardv.com/pinion-2015-drmap/ ).

Jonathan Awde, CEO and Director of Gold Standard commented: “Once again, step-out drilling from known mineralization has successfully extended all of our primary targets while new targets also continue to emerge. The size, continuity and robustness of the Pinion mineralizing system have already exceeded our expectations and there is clearly much more to go. We are anxious to begin our next phase of drilling as soon as ground conditions allow.”

Key highlights of the Phase 2 program include:

•
At Northwest Pinion along the South Fault Corridor, PIN15-10 and PIN15-13 successfully intersected 24.4m of 0.81 g Au/t and 22.9m of 0.56 g Au/t respectively, successfully following up 24.4m of 1.38 g Au/t in PIN15-02.  All three drill intercepts are oxidized and define significant open potential on the northwest margin of the deposit.

•
Main Zone gold was successfully extended 180m to the southeast by PIN15-15 which intersected 57.9 m of 0.43 g Au/t in oxidized and altered multi-lithic, dissolution collapse breccia (mlbx), the principal Pinion host rock.  This intercept also demonstrates the continuity of gold mineralization along an expanding north-south trend.

•
The South Gold Zone was extended to the southwest by PIN15-21 and -23, two holes completed as 100 meter step-outs from the existing drill pattern. These holes intersected 52- and 61- meter thick mineralized, oxidized sections, of multi-lithic breccia, respectively. In particular, PIN15-21’s 51.8m of 0.82 g Au/t also contained enriched silver grading 27.0 g Ag/t.  Based on geologic logging, the breccia horizons were oxidized in both holes, providing further confidence in the oxidized state of the mineralized horizon in the central part of the South Gold Zone.

•
At Southeast Pinion, two holes, PIN15-20 and PIN15-22, successfully expanded a north-south trending zone of gold mineralization to the south.  PIN15-22 extended the system 180 m to the south, drilling an unoxidized upper intercept of 24.4m of 0.57 g Au/t, and a lower 22.9m oxidized intercept of 0.95 g Au/t.  Several favorable 30- to 45-meter thick feldspar porphyry sills are present adjacent to the gold-bearing sections in this part of Pinion.

•
Four holes (PIN15-16 thru -19) were drilled at the Sentinel Contact target.  The holes intersected narrow but promising zones of near-surface, oxidized gold mineralization hosted in variably silicified, multi-lithic collapse breccia developed along the contact between the Devils Gate Limestone and the underlying Sentinel Mountain dolomite.  Oxide mineralization is open in multiple directions. Further work is required to evaluate the potential of this target.

•
At the impressive new Sentinel Breccia target, a systematic surface sampling program consisting of 218 chip channel samples were collected from oxidized and silicified mlbx outcrops.  The altered outcrops are located 300m north of the Sentinel Contact target in the footwall of the Bullion fault zone.  Individual samples varied from 0.6m to 3.1m in length; assays from these samples ranged from 0.027 to 1.045 g Au/t.  Continuous rock chip channel samples returned the following weight-averaged, composite intervals at a 0.14 g Au/t cutoff:  27.4m of 0.35 g Au/t; 12.2m of 0.46 g Au/t; 27.4m of 0.32 g Au/t; 13.4m of 0.30 g Au/t; 10.4m of 0.27 g Au/t; 9.1m of 0.26 g Au/t and 21.3m of 0.20 g Au/t (click the following link for Sentinel Breccia sampling map: http://goldstandardv.com/lp/sentinel-breccia-surface-intercepts/).

Pinion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN15-10	RC	254	-55	460.4	204.3 – 228.7	24.4	0.81
Including					211.9 – 219.5	7.6	1.41
					233.2 – 254.5	21.3	0.16
					303.4 – 309.5	6.1	0.69
					317.1 – 320.2	3.1	0.29
					339.9 – 343.0	3.1	0.29
					347.6 – 350.7	3.1	0.20
					457.3 – 458.8	1.5	0.15
PIN15-11	RC	189	-67	474.1	423.8 – 426.9	3.1	0.14
PIN15-12	RC	189	-52	417.7	262.2 – 271.3	9.1	0.17
PIN15-13	RC	191	-58	506.1	216.5 – 228.7	12.2	0.43
					233.3 – 236.3	3.1	0.30
					268.3 – 277.4	9.1	0.19
					285.1 – 292.7	7.6	0.70
					306.4 – 329.3	22.9	0.56
PIN15-14	RC	233	-54	384.1	216.4 – 233.2	16.8	0.42
					243.9 – 245.4	1.5	0.19
					248.5 – 250.0	1.5	0.24
PIN15-15	RC	086	-45	387.2	7.6 – 10.7	3.1	0.51
					120.4 - 123.5	3.1	0.16
					236.3 - 294.2	57.9	0.43
PIN15-16	RC	090	-80	251.5	18.3 – 35.0	16.7	0.21
					42.7 – 44.2	1.5	0.17
					157.0 – 158.5	1.5	0.15
PIN15-17	RC	090	-50	274.4	45.7 – 48.8	3.1	0.19
					68.6 – 70.1	1.5	0.87
					82.3 – 85.4	3.1	0.16
					218.0 – 227.1	9.1	0.25
PIN15-18	RC	270	-50	208.8	27.4 – 30.5	3.1	0.16
					32.0 – 33.5	1.5	0.14
					67.1 – 68.6	1.5	0.21
PIN15-19	RC	090	-80	239.3	29.0 – 41.2	12.2	0.22
					70.1 – 71.6	1.5	0.15
					77.7 – 83.8	6.1	0.14
PIN15-20	RC	164	-54	478.7	53.3 – 64.0	10.7	0.38
					68.6 – 70.1	1.5	0.20
					172.3 – 213.4	41.1	0.36
					214.9 – 221.0	6.1	0.20
					233.2 – 236.3	3.1	0.21
					280.4 – 292.6	12.2	0.44
PIN15-21	RC	158	-78	452.7	321.6 – 373.4	51.8	0.82
Including Including					327.7 – 332.3	4.6	1.98
					343.0 – 352.1	9.1	1.61
					379.6 – 381.1	1.5	0.20
PIN15-22	RC	142	-49	525.9	271.3 – 274.4	3.1	0.21
Including Including					320.1 – 344.5	24.4	0.57
					323.1 – 327.7	4.6	1.08
					358.2 – 359.7	1.5	0.17
					400.9 – 402.4	1.5	0.21
					419.2 – 442.1	22.9	0.95
					422.2 – 426.8	4.6	2.61
					490.9 – 492.4	1.5	0.14
PIN15-23	RC	305	-77	400.9	320.1 – 381.1	61.0	0.40
PIN15-24	RC		-90	605.2	No intercepts > 0.14 g Au/t

** Gold intervals reported in these tables were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We continue to expand the Pinion oxide gold deposit, which remains open, areally extensive, and very continuous.  In our 2016 program at Pinion, we will explore for high-grade oxide northwest of the Pinion resource along the South Fault Zone and also drill the first holes into the impressive, multi-stage Sentinel Breccia, a new target within the footwall of the regionally-important Bullion Fault.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Pinion samples were delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition, the Dark Star deposit, 2.1 km to the east of Pinion, also has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:  604-669-5702
Email: info@goldstandardv.com